Exhibit 10.1
PURCHASE AND SALE AGREEMENT
DATED AS OF NOVEMBER 24, 2006
BY AND BETWEEN
THE ANDREW W. MELLON FOUNDATION,
AS SELLER
AND
NRP (OPERATING) LLC,
AS BUYER
FOR THE DISPOSITION OF THE D. D. SHEPARD TRUST PROPERTY

PURCHASE AND SALE AGREEMENT
     This Purchase and Sale Agreement (this “Agreement”) dated as of the 24th day of November, 2006 (the “Execution Date”), is by and between THE ANDREW W. MELLON FOUNDATION, a New York non-profit corporation (herein called “Seller”), having an address of 140 East 62nd Street, New York, New York 10021, and NRP (OPERATING) LLC, a Delaware limited liability company, having an address of Suite 300, 1035 Third Avenue, Huntington, West Virginia 25727 (herein called “Buyer”).
RECITALS
     A. Seller is the successor to the original beneficiaries under that certain indenture dated December 31, 1951, by and among Alisa M. Bruce, et al, and The Charleston National Bank, as trustee (as amended and otherwise modified from time to time, the “Indenture”);
     B. JPMorgan Chase Bank, N.A. is the successor to the original trustee under the Indenture (in such capacity, the “Trustee”);
     C. Pursuant to the Indenture, Trustee holds title to certain lands and related interests located in Boone and Logan Counties, West Virginia for the benefit of Seller;
     D. Buyer desires to purchase all of Trustee’s rights, titles and interests in and to the lands and related interests held by Trustee under the Indenture;
     E. Prior to the Closing (as defined in Section 8.01), and subject to the terms and conditions of this Agreement, (1) Seller shall organize, as its wholly owned subsidiary, a limited liability company under the Laws (as defined in Article XII) of the State of Delaware called “Shepard Holdings LLC” (herein called “Shepard Holdings”) and shall cause Shepard Holdings to organize a limited liability company under the Laws of the State of Delaware called “Shepard Boone Coal Company LLC” (herein called “Shepard Newco”); and (2) Trustee shall convey and transfer to Shepard Newco, free and clear of the burden and obligations of the Indenture, all its right, title and interest to the lands and related interests held by Trustee pursuant to the Indenture;
     F. At the Closing, Seller will be the sole member of Shepard Holdings and will own one hundred percent (100%) of the membership interest in Shepard Holdings (the “Holdings Membership Interest”);
     G. At the Closing, Shepard Holdings will be the sole member of Shepard Newco and will own one hundred percent (100%) of the membership interest in Shepard Newco (herein called the “Membership Interest”); and
     H. At the Closing, and subject to the terms and conditions of this Agreement, Seller will cause Shepard Holdings to sell and assign to Buyer, and Buyer will purchase and receive from Shepard Holdings, all of the Membership Interest.

1

AGREEMENT
     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the benefits to be derived by Seller and Buyer hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:
ARTICLE I
PURCHASE AND SALE
     1.01 Purchase and Sale of Membership Interest.
     Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Shepard Holdings, and Seller agrees to cause Shepard Holdings to sell, transfer, assign and convey to Buyer, the Membership Interest. At the Closing, Shepard Newco will own all of the Assets, as described in this Article I, now held by Trustee, and shall be liable for the Assumed Obligations, as addressed in Article IX.
     1.02 Shepard Newco’s Assets.
     The term “Assets” means all right, title, and interest in and to the following items that are now held by Trustee under the Indenture and, as of the Closing, will be owned by Shepard Newco, with each individually called an “Asset”; provided, that the Assets shall not include the Excluded Assets (as defined in Article XII):
          (a) All interests, whether fee interest, surface interest or interest in Minerals, in, to and under, the lands described in the instruments listed on Part I of Exhibit A, less, save and except those rights, titles and interests conveyed in the instruments listed on Part II of Exhibit A (the “Lands”);
          (b) All of the interests of Trustee, Seller, Shepard Holdings and Shepard Newco in, to and under coal leases, oil and gas leases, coal bed methane leases and other mineral leases (individually a “Lease” and collectively the “Leases”) including royalty interests, overriding royalty interests, mineral royalties, mineral rights, and any other interests of a similar nature and other interests and agreements described in Exhibit B, which leases burden and affect certain portions of the Lands (all of which interests are hereinafter referred to as “Lease Interests”) (the Lands and the Lease Interests are collectively referred to as the “Real Property Interests” or “RPI’s” and individually, a “Real Property Interest” or a “RPI”);
          (c) All crops and all trees to be cut from the Lands, whether severed or unsevered and including standing and down timber, stumps and cut timber remaining on the Lands; and logs, wood chips and other forest products, whether now located on or hereafter planted or growing in or on the Lands or at any time after the Closing Date removed from the Land for sale or other disposition (collectively, the “Timber”);
          (d) All of the interests of Trustee, Seller, Shepard Holdings and Shepard Newco in the contracts and agreements, other than the Leases, burdening,

affecting or relating to any part of the Lands including without limitation: coal wheelage agreements, easements, licenses, surface rights, contract rights, escrow accounts, surface use and/or right-of-way agreements; permits; hunting leases; licenses; and all other contracts and agreements relating to the Lands, whether or not of record described in Exhibit C (individually a “Contract” and collectively, the “Contracts”);
          (e) All personal property and all fixtures and improvements, if any, appurtenant to or located on the RPI (excluding any such personal property, fixtures or improvements belonging to any Current Lessee (as defined in Article XII));
          (f) All causes of action, choses in action, claims, rights accruing under applicable statutes of limitation or prescription and other rights, estates and hereditaments incident or relating to the RPI’s, or any of the foregoing items set forth in this definition of Assets; and
          (g) The New Phase I (as defined in Article XII) and all files, records, data, information, maps, and other items, copies of which are contained in the Data Room (as defined in Article XII) and the Confidential Landowner Materials (as defined in Article XII), less and except Excluded Records (as defined in Article XII). All such files, records, and data, including the Confidential Landowner Materials, but less and except Excluded Records, shall hereinafter be collectively referred to as the “Records.”
     1.03 Effective Date of Sale.
     The purchase and sale of the Membership Interest shall be effective at 12:01 a.m., Eastern Time on the Closing Date.
     1.04 Joinder by Trustee.
     At the request of Seller, Trustee has joined in this Agreement for the purposes set forth in the Joinder (as defined in Article XII).
ARTICLE II
PURCHASE PRICE
     2.01 Purchase Price.
          (a) In consideration of the transfer of the Membership Interest, Buyer shall pay to Seller a total purchase price of One Hundred Ten Million Dollars ($110,000,000.00) (herein called the “Purchase Price”), subject to credit for the Deposit and to adjustment as set forth in this Agreement, which shall be payable by wire transfer in immediately available funds at Closing pursuant to Section 8.02.
          (b) Prior to the end of the first Business Day after the execution of this Agreement, Buyer shall deliver to Seller by wire transfer in immediately available funds in accordance with Seller’s wire transfer instructions as set forth in Exhibit I, Five Million Five Hundred Thousand Dollars ($5,500,000.00) as a deposit (the “Deposit”), which sum shall be credited against the Purchase Price and shall be subject to refund only as provided in Section 10.02.
     2.02 Settlement Statement.
     With respect to matters that can be determined as of the Closing and using the best information then available, Seller shall prepare and deliver to Buyer, for Buyer’s, review no later than two (2) Business Days (as defined in Article XII) prior to the Closing, a settlement statement (herein called the “Settlement Statement”) that shall set forth the Adjusted Purchase Price.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.01 Representations and Warranties of Seller.
     Seller makes the following representations and warranties which shall be true and correct as of the execution of this Agreement and as of the Closing:
          (a) Seller is a non-profit corporation duly organized, validly existing and in good standing under the Laws of the State of New York.
          (b) As of each of the Execution Date and the Closing, Shepard Holdings and Shepard Newco will each be a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and, as of the Closing, will be properly registered with the West Virginia Secretary of State to transact business in the State of West Virginia.
          (c) Seller has all requisite corporate power and authority to carry on its business as presently conducted and to enter into and to perform its obligations under this Agreement.
          (d) As of the Closing, each of Shepard Holdings and Shepard Newco will have all requisite company power and authority to carry on its business as then conducted and Shepard Holdings will have all requisite company power and authority to sell the Membership Interest to Buyer and to perform all actions necessary of Shepard Holdings to consummate the transactions contemplated under this Agreement.
          (e) The execution, delivery, and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all necessary action, if any, on the part of Seller. No consent or approval of any Person is required for the execution, delivery and performance by Seller of this Agreement, except such consents and approvals as have already been obtained.
          (f) This Agreement has been duly executed and delivered on behalf of Seller (and each document required to be executed by Seller at the Closing will be duly executed and delivered by Seller) and, upon execution by Buyer, this Agreement constitutes (and at the Closing each such document will constitute) a legal, valid and binding obligation of Seller, enforceable in accordance with its terms.
          (g) The consummation of the transactions contemplated by this Agreement will not violate, or be in conflict with, the governing documents of Seller or any material provision of any agreement or instrument to which any of Seller, Shepard Holdings or Shepard Newco is a party, or by which Seller, is bound, or to which the Assets are subject and, to Seller’s Knowledge (as defined in Article XII), will not violate or be in conflict with any material provision of any Law applicable to Seller, Shepard Holdings or Shepard Newco.
          (h) Seller has incurred no liability, contingent or otherwise, for broker’s fees, finder’s fees, agent’s commissions, or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby for which Buyer shall have any responsibility whatsoever.
          (i) There are no claims, demands, actions, suits, governmental inquiries, or proceedings pending or, to Seller’s Knowledge, threatened, against Seller, Shepard Holdings or Shepard Newco and pertaining to the Assets that would reasonably be expected to have a Material Adverse Effect (as defined in Article XII) or that will or can reasonably be expected to hinder or impede materially the consummation of the transactions contemplated by this Agreement.
          (j) Neither Seller nor Shepard Newco has commenced or completed negotiations for, or entered into, any agreement pertaining to the possible exercise of the renewal term on or before December 31, 2007, by the Current Lessee as successor in interest to the original lessee under the terms of that certain Amendment of Agreement of Lease, effective as of January 1, 1978, by and between Eastern Associated Coal Corp. and Charleston National Bank, as trustee, as such lease has been amended or modified from time to time.
          (k) Neither Seller nor Shepard Holdings is a “foreign person” within the meaning of Section 1445 of the Code (as defined in Article XII).
          (l) There are no bankruptcy, reorganization, or arrangement proceedings served on, being contemplated by, or, to Seller’s Knowledge, pending or threatened against Seller, Shepard Holdings or Shepard Newco.
          (m) To Seller’s Knowledge there are no outstanding agreements or other commitments to make expenditures in respect of the Assets in excess of Threshold Amount (as defined in Article XII), which will be binding on Buyer or Shepard Newco following the Closing.
          (n) During the period Trustee has held title to the Lands, to Seller’s Knowledge, Seller or Trustee has caused to be timely filed all tax returns with respect to the Assets, and there is no dispute or claim concerning any Tax liability. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax returns required to be filed by Seller or the Trustee, and all Taxes due with respect to the Assets have been paid. To Seller’s Knowledge, Trustee has paid or caused to be paid the first installment of ad valorem Taxes pertaining to the Lands for the current tax year.
          (o) Neither Seller nor, to Seller’s Knowledge, Shepard Newco, Shepard Holdings or Trustee, operates any mine, well, pipeline or other facilities on the Real Property Interests for the extraction, processing or transportation of coal, oil, gas or other Minerals, or the harvesting, milling, or processing of Timber. Seller and, to Seller’s Knowledge, Shepard Newco, Shepard Holdings and Trustee have obtained all consents, approvals, certificates, licenses, permits, and other authorizations of Governmental Authorities (as defined in Article XII) required of Trustee or Shepard Newco to own the Assets.
          (p) To Seller’s Knowledge, neither Seller nor, as of the Closing, Shepard Holdings or Shepard Newco, has any liabilities with respect to the Assets that will be binding on Buyer after the Closing except (1) those disclosed in Schedule 3.01(p) to this Agreement, and (2) liabilities that would not have a Material Adverse Effect on the Assets.
          (q) Neither Seller, Shepard Holdings nor Shepard Newco has entered into any contract to sell, assign, convey or transfer any right or title to, or interest in, the Assets (acknowledging, however, the existing rights of Current Lessees under the Leases, counterparties under the Contracts and the grantees or assignees under the instruments listed in Part II of Exhibit A).
          (r) Trustee has, and Shepard Newco will have, good title to the Assets (other than the Lands), free and clear of any liens, claims, charges, options, or other encumbrances of any nature, except for Permitted Encumbrances and the interests reserved by the Trustee in the conveyances to Shepard Newco, and except as would not have a Material Adverse Effect. As of the Closing, Trustee shall have conveyed the Lands to Shepard Newco, by special warranty deed, substantially in the form of Exhibit F, free and clear of any liens, claims, charges, options, or other encumbrances of any nature, except for Permitted Encumbrances and the interests reserved by the Trustee in the conveyances to Shepard Newco, and except as would not have a Material Adverse Effect. To Seller’s Knowledge, Exhibit B, Exhibit C, Part II of Exhibit A and Exhibit K list all easements, rights-of-way, servitudes, permits, patents, surface leases, riparian rights and other rights in respect of surface operations, pipelines, mining, farming, grazing, logging, canals, ditches, feeders, laterals, reservoirs or the like; conditions, covenants or other restrictions; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, public or private, affecting the Lands, except for such rights and interests as would not have a Material Adverse Effect.
          (s) Except as to the extent that it would not have a Material Adverse Effect and except as disclosed in the New Phase I, there are no pending or, to the Seller’s Knowledge, threatened claims, demands, actions, administrative proceeding or lawsuits against the Seller, Trustee, Shepard Holdings or Shepard Newco with respect to the Assets under any Environmental Laws and, to the Seller’s Knowledge, there are no violations of Environmental Laws with respect to the Assets and none of the Assets is subject to any outstanding injunction, judgment, order, decree or ruling, under any Environmental Laws. Neither Seller, Trustee, Shepard Holdings nor Shepard Newco has received notice that any of them is or may be a potentially responsible party under CERCLA or any analogous state law in connection with any site included within the Assets and actually containing or used for the treatment, storage or disposal of Hazardous Substances.
          (t) To Seller’s Knowledge, the Leases on Exhibit B (i) constitute all of the leases related to the Lands to which Seller, Trustee or any predecessor in interest to Trustee is a party that are in effect as of the Execution Date and (ii) are in full force and effect in accordance with their respective terms and conditions. To Seller’s Knowledge, each party thereto has performed in all respects all obligations required to be performed by it under such Leases, except where such non-performance would not have a Material Adverse Effect. To Seller’s Knowledge, Trustee is not, and at the time of Closing, Shepard Newco will not be, in default under any obligation of such Leases, except where such default would not have a Material Adverse Effect.
          (u) To Seller’s Knowledge, the Contracts on Exhibit C (i) constitute all of the contracts related to the Lands to which Seller, Trustee or any predecessor in interest to Trustee is a party that are in effect as of the Execution Date and (ii) are in full force and effect, in accordance with their respective terms and conditions. To Seller’s Knowledge, each party thereto has performed in all respects all obligations required to be performed by it under such Contracts, except where such non-performance would not have a Material Adverse Effect. To Seller’s Knowledge, Trustee is not, and at the time of Closing, Shepard Newco will not be, in default under any obligation of such Contracts, except where such default would not have a Material Adverse Effect.
          (v) Shepard Holdings and Shepard Newco will elect to be classified as a disregarded entity for U.S. federal income tax purposes under Treasury Regulation § 301.7701-3.
          (w) At Closing, all the Holdings Membership Interest will have been duly authorized and validly issued in accordance with the Delaware Act and the organizational documents of Shepard Holdings. The Holdings Membership Interest will constitute, directly and indirectly, all of the outstanding equity interests in Shepard Holdings and will be owned solely by Seller free and clear of all liens and encumbrances. At or prior to Closing, Seller will have made available to Buyer true and complete copies of the Certificate of Formation and the Limited Liability Company Agreement of Shepard Holdings. Shepard Holdings will not own, directly or indirectly, any equity interest in any Person except for the Membership Interest.
          (x) At Closing, all the outstanding limited liability company interests of Shepard Newco will have been duly authorized and validly issued in accordance with the Delaware Act and the organizational documents of Shepard Newco. The Membership Interest will constitute, directly and indirectly, all of the outstanding equity interests in Shepard Newco and will be owned solely by Shepard Holdings free and clear of all liens and encumbrances. At or prior to Closing, Seller will have made available to Buyer true and complete copies of the organizational documents of Shepard Newco. Shepard Newco will not own, directly or indirectly, any equity interest in any Person.
          (y) Each document required by this Agreement to be executed by Shepard Holdings, including the Assignment, and by Shepard Newco, including each of a General Assignment, Bill of Sale and Conveyance, substantially in the form of Exhibit E, from Trustee to Shepard Newco, transferring the Assets (excluding the Lands), and a special warranty deed, substantially in the form of Exhibit F, from Trustee to Shepard Newco, transferring the Lands, will be duly executed and delivered by Shepard Holdings or Shepard Newco, as applicable, and, upon execution by the applicable counterparty, will constitute a legal, valid and binding obligation of Shepard Holdings or Shepard Newco, as applicable, enforceable in accordance with its terms.
          (z) At the Closing, Shepard Newco shall not have, and shall never have had, any employees.
     3.02 Representations and Warranties of Buyer.
     Buyer represents and warrants the following to Seller, which representations and warranties shall be true and correct as of the execution of this Agreement and as of the Closing:
          (a) Buyer is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is properly registered with the West Virginia Secretary of State to transact business in the State of West Virginia.
          (b) Buyer has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement, to purchase the Membership Interest on the terms described in this Agreement, and to perform its other obligations under this Agreement.
          (c) The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all necessary action, if any, on the part of Buyer. No consent or approval of any Person is required for the execution, delivery and performance by Buyer of this Agreement, except such consents and approvals as have already been obtained.
          (d) This Agreement has been duly executed and delivered on behalf of Buyer (and each document required to be executed by Buyer at the Closing will be duly executed and delivered by Buyer) and, upon execution by Seller, this Agreement constitutes (and at the Closing each such document will constitute) a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms.

          (e) The consummation of the transactions contemplated by this Agreement will not violate, or be in conflict with, the governing documents of Buyer or any material provision in any agreement or instrument to which Buyer is a party or by which it is bound, and, to the best of Buyer’s knowledge, will not violate or be in conflict with any Law applicable to Buyer.
          (f) Buyer has incurred no liability, contingent or otherwise, for broker’s fees, finders’ fees, agent’s commissions, or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby for which Seller shall have any responsibility whatsoever.
          (g) Buyer has, or upon the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to fulfill its obligations under this Agreement.
          (h) Buyer represents and acknowledges that it is knowledgeable of the coal business, the oil and gas business, the timber business, and of the usual and customary practices of producers of coal, oil and gas, and timber. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer agrees that prior to the Execution Date, Buyer has been afforded the opportunity to examine the files, records and materials in the Data Room. Buyer has also been afforded the opportunity to review the Marshall Miller Report (as defined in Article XII), the Supplemental Title Materials (as defined in Article XII) and the New Phase I, and to discuss all such files, records and materials with the Consultants (as defined in Article XII) and to inspect the Lands.
          (i) Buyer represents to Seller that Buyer intends to acquire the Membership Interest for Buyer’s own benefit and account and that Buyer is not acquiring such interest with the present intent of distributing the Membership Interest, or fractional undivided interests in the Membership Interest, that would be subject to regulation by Federal or state securities Law. Buyer is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended.
ARTICLE IV
COVENANTS
     4.01 Covenants of Seller.
     Seller covenants and agrees with Buyer that, during the period beginning with the Execution Date and ending at the Closing:
          (a) To the extent reasonably within Seller’s, Trustee’s, Shepard Holdings’ or Shepard Newco’s control:
                    (i) Subject to the rights of the other parties to any Lease or Contract, Seller shall, and shall cause Trustee, Shepard Holdings and Shepard Newco to, manage the Assets in accordance with Trustee’s past practices, in material compliance with all applicable Laws;
                    (ii) Except for transactions and operations entered into during the normal course of business which would not reasonably be expected to have a Material Adverse Effect on the Assets, and subject to clause (iii) of this Section 4.01(a), Seller shall refrain, and shall cause Trustee, Shepard Holdings and Shepard Newco to refrain, from taking any action, without the prior written consent of Buyer, to sell, dispose of, distribute, encumber or enter into any agreement or arrangement for the sale, disposition, distribution or encumbrance of, the Assets or enter into any transaction that causes Trustee’s or Shepard Newco’s ownership interest in the Lands to be any less than that as of the Execution Date, or any of such interests to be decreased or burdened or encumbered in any manner different than as contemplated herein, except to the extent that Minerals are produced and sold from the Lands during the course of normal operation by any of the Current Lessees;
                    (iii) Except for transactions, operations and other matters described on Exhibit D, Seller shall not, and shall cause Trustee, Shepard Holdings and Shepard Newco not to, enter into any contract or commitment or assume or incur any obligation with respect to the Assets involving expenditures which in the aggregate exceed the Threshold Amount (as defined in Article XII) without the prior written consent of Buyer;
                    (iv) Without Buyer’s prior written consent, Seller shall not, and shall cause Trustee, Shepard Holdings and Shepard Newco not to, terminate, extend, amend, modify or otherwise change any Lease or Contract in a manner that would reasonably be expected to have a Material Adverse Effect; and
                    (v) Other than with respect to Excluded Assets and Unassumed Liabilities (as defined in Article XII), Seller shall not settle, compromise or waive any claims or rights of value individually or in the aggregate in excess of the Threshold Amount relating to the Assets.
     Buyer acknowledges that Trustee has been and Shepard Newco is or shall be the successor-in-interest to certain parties to the Contracts and to the lessor under certain of the Leases, and Buyer agrees that the acts or omissions of the Current Lessees and the counterparties under the Contracts shall not constitute a violation of the provisions of this Section 4.01(a).
          (b) Promptly after learning thereof, Seller shall notify Buyer of any suit, action or other proceeding before any Governmental Authority and any cause of action which relates to the Assets or which would reasonably be expected to result in impairment or loss of Seller’s, Trustee’s, Shepard Holdings’ or Shepard Newco’s interest in any portion of the Assets or the value thereof in excess of the Threshold Amount or which would reasonably be expected to hinder or impede in a material way the consummation of the transactions contemplated hereby.

          (c) Promptly after learning thereof, Seller shall notify Buyer of (i) any Casualty Loss (defined in Article XII); or (ii) any written notice received by Seller alleging a default by Seller, Trustee, Shepard Holdings or Shepard Newco under any material Contract or Lease that would reasonably be expected to exceed the Threshold Amount.
          (d) Prior to the Closing, Seller shall organize Shepard Holdings and cause Shepard Holdings to organize Shepard Newco and cause Trustee to convey and transfer to Shepard Newco all its right, title and interest to the Assets held by Trustee pursuant to the Indenture, free and clear of the burden and obligations of the Indenture, such conveyances to be substantially in the form of Exhibit E and Exhibit F hereto, and shall cause the appropriate counterparts thereof to be recorded in the real estate records of each county where the Lands are located.
          (e) Time is of the essence in this Agreement, and Seller agrees to use commercially reasonable efforts to satisfy all of the conditions to its obligations to close and to cause the Closing to occur on the Closing Date.
          (f) Seller shall cause Marshall Miller & Associates, Inc. to re-issue the New Phase I prior to the Closing, addressed to Trustee, Shepard Newco, Buyer and Seller.
     4.02 Covenants of Buyer.
     Buyer covenants and agrees with Seller that:
          (a) Except as may be prohibited by Law, Buyer shall indemnify, defend and hold Trustee and Seller and their respective attorneys, directors, trustees, managers, officers, employees, agents, contractors and representatives (“Seller Indemnified Group”) harmless from and against any and all liability arising as a result of injury or damages (other than as a result of gross negligence or willful misconduct by Seller, Trustee or Shepard Newco) to Buyer, its employees, agents and Affiliates, in connection with Buyer’s access to or the inspection of the Lands and Records prior to the Closing.
          (b) During the period beginning with the Execution Date and ending at the Closing, Buyer shall maintain liability insurance, at Buyer’s sole expense, in compliance with all applicable Laws and in an amount and of the types generally carried by Persons owning and operating coal and oil and gas producing lands and properties in the State of West Virginia, with reputable insurers and with deductibles and self-insured retentions suitable for Persons such as Buyer. Upon Seller’s request, Buyer shall furnish evidence satisfactory to Seller that such insurance coverage and policies are in effect.
          (c) Time is of the essence in this Agreement, and Buyer agrees to use commercially reasonable efforts to satisfy all of the conditions to its obligations to close and to cause the Closing to occur on the Closing Date.

     4.03 Access to Lands and Records.
          (a) To the extent within Seller’s or Trustee’s control, from the Execution Date until the Closing Date, during normal business hours, Seller shall continue to afford Buyer and its agents, at their sole expense, risk and cost (except with respect to the gross negligence or willful misconduct of Seller or Trustee), reasonable access to the Records (and the right to copy the same at Buyer’s expense) and, upon reasonable prior notice, to Trustee’s and Seller’s personnel; provided, that such access does not violate the terms of any agreement to which Seller or Trustee is a party; and further provided that Buyer maintains the confidentiality of any such information obtained by Buyer in accordance with Section 9.10. Buyer acknowledges that, although the Confidential Landowner Materials are a part of the Assets, such materials cannot be furnished to Buyer prior to the Closing, but will be furnished to and be owned by Shepard Newco after the Closing.
          (b) Prior to the Execution Date, Buyer has conducted, at Buyer’s sole risk and expense, on-site inspections of the Lands and such right to conduct such inspections shall extend until the Closing Date. Consent from the applicable Current Lessee will be required prior to such inspection. Buyer shall provide Seller with reasonable advance notice to Hill Street (as defined in Article XII), and Hill Street shall endeavor to obtain the prior consent of the applicable Current Lessees before Buyer may make any such inspection. In conducting such inspection, Buyer shall not damage any of the Lands, the Timber and the personal property, fixtures or improvements thereon or interfere with the conduct of operations by the Current Lessees.
          (c) Seller has furnished to Buyer the New Phase I. Buyer acknowledges that the New Phase I, plus other materials available in the Data Room, plus other due diligence investigations made by Buyer before the Execution Date, together with the representations and warranties made herein by Seller, are deemed by Buyer to be sufficient to satisfy Buyer’s desire to determine the status of the environmental condition of the Lands, the Timber and the personal property, fixtures or improvements thereon prior to Closing and accordingly, Buyer hereby waives the right to conduct any additional testing, sampling or investigation of the condition of the Lands, the Timber and the personal property, fixtures or improvements thereon before the Closing.
ARTICLE V
PRE-CLOSING CASUALTY LOSS AND ENVIRONMENTAL CONDITIONS
     5.01 Casualty Loss.
     If, after the Execution Date, but prior to the Closing Date, (i) all or any portion of the Lands, the Timber or the personal property, fixtures or improvements described in Section 1.02(e) are destroyed by fire or other casualty, or all or any portion of the Lands are taken in condemnation or under right of eminent domain or expropriation; and (ii) such casualty or taking diminishes the value of the Assets by an amount in excess of the Threshold Amount (each of which is herein called a “Casualty Loss”), then, to the extent Seller has received actual notice of such Casualty Loss, Seller shall notify Buyer of the nature of such Casualty Loss and shall furnish Buyer with all such information as Seller has with respect thereto in order for Buyer to make a reasonable determination of the materiality and cost of such casualty.
     5.02 Material Environmental Conditions.
     If, after the Execution Date, but prior to the Closing Date, (i) a release or threat of release of a hazardous substance or waste occurs giving rise to a Material Environmental Condition (as defined in Article XII) and Seller receives actual notice thereof or Seller, Trustee or Shepard Newco receives actual notice of a claim related to a Material Environmental Condition; and (ii) such Material Environmental Condition diminishes the value of the Assets by an amount in excess of the Threshold Amount, then Seller shall notify Buyer of such Material Environmental Condition or related claim and Seller shall furnish Buyer with all such information as Seller has with respect thereto in order for Buyer to make a reasonable determination of the materiality and cost of such condition.
     5.03 Unasserted Claims Waived.
     Buyer shall be deemed to have waived any Casualty Loss or Material Environmental Condition disclosed in writing to Buyer by Seller no less than three (3) Business Days before the Closing Date which is not asserted by Buyer on or before the Closing Date.
ARTICLE VI
SELLER’S DETERMINATIONS AND ELECTIONS
     6.01 Agreed Value Downward Adjustments.
     In the event Seller has notified Buyer of one or more Casualty Losses or, Material Environmental Conditions in accordance with Article V hereof, the following shall apply:
          (a) If Buyer agrees as to the existence of a Casualty Loss and the amount assigned by Seller for such Casualty Loss, then the Purchase Price shall be adjusted by the agreed amount of such Casualty Loss. Buyer shall purchase the Membership Interest notwithstanding any such Casualty Loss, with a reduction of the Purchase Price in the amount as agreed to between the Parties as the value of the Casualty Loss.
          (b) If Buyer agrees as to the existence of a Material Environmental Condition and the amount assigned by Seller for such Material Environmental Condition, then the Purchase Price shall be adjusted by the agreed amount of such Material Environmental Condition. Buyer shall purchase the Membership Interest notwithstanding the existence of such Material Environmental Condition, with a reduction of the Purchase Price in the amount as agreed to between the Parties as the value of the Material Environmental Condition.

          (c) The aggregate value of all Casualty Losses and Material Environmental Conditions of which Buyer has been notified and as to which Buyer agrees with Seller as to the existence and value thereof, or the existence and value thereof is determined by arbitration pursuant to Section 6.01(d) and Section 11.12, is herein called the “Downward Adjustment”.
          (d) In the event that Buyer does not agree (i) that there is a Casualty Loss or Material Environmental Condition, or (ii) with the value assigned to such by Seller, then the existence, if any, and the value assigned to such claimed Casualty Loss or Material Environmental Condition will be determined by arbitration pursuant to Section 11.12. If such an arbitration is necessary, it will be commenced within ten (10) days after the Closing Date and an amount equal to the amount of the value of the aggregate proposed Downward Adjustment claimed by Buyer (the “Withheld Amount”) will be reserved and deducted from the Purchase Price otherwise payable from Buyer to Seller at Closing and such amount will be paid into escrow pursuant to an escrow agreement reasonably acceptable to the parties until the arbitration is completed, after which an amount equal to the aggregate amount of such Casualty Losses or Material Environmental Conditions, if any, determined in such arbitration will be paid to Buyer and the remainder of the Withheld Amount paid to Seller.
ARTICLE VII
CONDITIONS TO CLOSING
     7.01 Seller’s Conditions.
     The obligations of Seller at the Closing are, at its option, subject to the satisfaction at or prior to the Closing of the following conditions:
          (a) All representations and warranties of Buyer contained in this Agreement shall be true in all material respects as of the Execution Date and at and as of the Closing, and Buyer shall have performed in all material respects the agreements and covenants required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing, and Seller shall have received a certificate from Buyer as to such matters substantially in the form of Part I of Exhibit G.
          (b) No action or proceeding shall have been instituted (excluding any such matter instituted by Seller) before any Governmental Authority or arbitrator to restrain or prohibit the consummation, in whole or in part, of the transactions contemplated herein, or to obtain substantial damages from Seller in respect of, or which is related to or arises out of, this Agreement.
          (c) This Agreement shall not have been terminated prior to the Closing.
          (d) The aggregate value of all Downward Adjustments shall not have caused the Purchase Price to be reduced by more than Five Percent (5%) of the Purchase Price.

     7.02 Buyer’s Conditions.
     The obligations of Buyer at the Closing are subject, at the option of Buyer, to the satisfaction at or prior to the Closing of the following conditions:
          (a) All representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the Execution Date and at and as of the Closing, and Seller shall have performed in all material respects the agreements and covenants required by this Agreement to be performed and satisfied by Seller and Trustee at or prior to the Closing, and Buyer shall have received a certificate from Seller as to such matters substantially in the form of Part II of Exhibit G.
          (b) No action or proceeding shall have been instituted (excluding any such matter instituted by Buyer) before any, Governmental Authority or arbitrator to restrain or prohibit the consummation, in whole or in part, of the transactions contemplated herein, or to obtain substantial damages from Buyer in respect of, or which is related to or arises out of, this Agreement.
          (c) This Agreement shall not have been terminated prior to the Closing.
          (d) The aggregate value of all Downward Adjustments shall not have caused the Purchase Price to be reduced by more than Five Percent (5%) of the Purchase Price.
ARTICLE VIII
CLOSING
     8.01 Date and Place of the Closing.
     The purchase by Buyer and the sale by Shepard Holdings of the Membership Interest as contemplated by this Agreement (herein called the “Closing”) shall take place on or before the 1st day of December, 2006 (herein called the “Closing Date”) at the office of Seller’s counsel in New York, New York or such other place and time as the Parties may agree upon.
     8.02 Closing Obligations.
     At the Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
          (a) Seller’s Obligations:
                    (i) Seller shall deliver to Buyer a true, correct and complete counterpart, as recorded in Boone County, West Virginia and Logan County, West Virginia, of each of a General Assignment, Bill of Sale and Conveyance, substantially in the form of Exhibit E, from Trustee to Shepard Newco, transferring the Assets (excluding the Lands), and a special warranty deed, substantially in the form of Exhibit F, from Trustee to Shepard Newco, transferring the Lands.

                    (ii) Seller shall cause Shepard Holdings to execute and deliver to Buyer counterparts of an Assignment of Membership Interest (the “Assignment”), substantially in the form of Exhibit H, assigning the Membership Interest to Buyer.
                    (iii) Seller shall deliver or cause to be delivered an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that each of Seller and Shepard Holdings is not a foreign person within the meaning of the Code.
                    (iv) Seller shall deliver or cause to be delivered (A) a certificate duly executed by the General Counsel & Secretary of Seller, dated as of the Closing, (i) attaching, and certifying on behalf of Seller as complete and correct, copies of the resolutions of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby and resolutions of Shepard Holdings and Shepard Newco as to the organization of Shepard Holdings and Shepard Newco and the performance by Shepard Holdings and Shepard Newco of their contemplated performances under this Agreement and a copy of the limited liability company agreements of Shepard Holdings and Shepard Newco and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement, the Assignment or any other document delivered in connection with the Closing and (B) a certificate duly executed by the respective managers or members, as applicable, of each of Shepard Holdings and Shepard Newco, dated as of the Closing, certifying on behalf of Shepard Holdings and Shepard Newco the incumbency of the respective officers or managers of Shepard Holdings and Shepard Newco authorized to execute the Assignment or any other document delivered in connection with the Closing, as applicable.
                    (v) Seller shall execute and deliver the remaining documents, instruments and materials required of Seller by this Agreement and shall cause Shepard Holdings to execute and deliver the remaining documents, instruments and materials required of Shepard Holdings by this Agreement.
          (b) Buyer’s Obligations.
                    (i) Buyer shall deliver to Seller, by wire transfer of immediately available funds in accordance with Seller’s wire transfer instructions as set forth in Exhibit I, an amount equal to the Adjusted Purchase Price, minus the amount of the Deposit.
                    (ii) Buyer shall execute and deliver to Shepard Holdings counterparts of the Assignment.
                    (iii) Each of Buyer and Shepard Newco shall execute and deliver to Seller counterparts of an undertaking confirming and ratifying the obligations of Buyer and Shepard Newco subject to any limitations provided herein with respect to (a) the assumption by Shepard Newco of the Assumed Obligations and (b) the joint and several liability of Buyer and Shepard Newco with respect to the indemnities and waivers set forth in this Agreement, including Article IX and Article XI, in favor of Seller, Trustee and the other members of the Seller Indemnified Group.
                    (iv) Buyer shall deliver or cause to be delivered a certificate duly executed by the secretary or any assistant secretary of Buyer, dated as of the Closing, (i) attaching, and certifying on behalf of Buyer as complete and correct, copies of the resolutions of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Buyer the incumbency of each officer of Buyer executing this Agreement, the Assignment or any other document delivered in connection with the Closing.
ARTICLE IX
POST-CLOSING RIGHTS AND OBLIGATIONS
     9.01 Files and Records.
     Within thirty (30) days after the Closing Date, Seller shall cause Trustee and the Consultants to deliver the Records to Shepard Newco at Buyer’s place of business in Huntington, West Virginia. At all times for a period of five (5) years after Closing, Seller shall have access during normal business hours to all original Records (for copying or review, at Seller’s expense) including, without limitation, title records (including title opinions, abstracts of title and title curative documents), contracts, accounting records, correspondence, production records and all related records and data, and Buyer and Shepard Newco shall cooperate with any reasonable request of Seller with respect to any Records retained by Buyer or Shepard Newco after such five-year period.
     9.02 Post-Closing Payments.
     All amounts accrued or applicable to time periods on or prior to the Closing Date payable by any lessee under a Lease and any third-party under a Contract pursuant to the respective terms thereof shall be the property of Seller and any such amounts accrued or applicable to time periods after the Closing Date shall be the property of Shepard Newco. Buyer shall instruct any lessee under a Lease and any third-party under a Contract to send directly to Seller payments that are attributable to sale of Minerals prior to the Closing Date. If either party hereto at any time receives any funds from any third party that are properly payable to the other party hereto, the party receiving such funds shall immediately remit such funds to the party entitled to such funds; for example, if the Closing Date occurred on December 1, 2006, and a royalty payment attributable to sale of Minerals in the month of November 2006 were paid to Shepard Newco on December 20, 2006, Shepard Newco would immediately pay over all of such amount to Seller. If the Closing Date is a date other than the first day of a calendar month, then, with respect to royalty payments and other payments from Current Lessees received during such month, Seller shall rely on monthly or other statements from the Current Lessees and such other payors as to the Minerals produced and amounts received from the sale of such Minerals. Such amounts received by Seller or Shepard Newco shall be allocated ratably over each day of such month by dividing the amounts received for the entire month by the number of days of such month. Revenue attributable to the days of the month that occur prior to the Closing Date shall be retained by or paid to Seller; revenue attributable to the days of the month that occur on or after the Closing Date shall be retained by or paid to Buyer or Shepard Newco.
     9.03 Effect of Closing.
          (a) At the Closing and as of the Closing Date, ownership of the Membership Interest shall pass to Buyer.
          (b) All proceeds, revenues, monies, and other items of value included in or attributable to (i) the Assets prior to the Closing Date and (ii) the Excluded Assets shall belong to Seller, and all other proceeds, revenues, monies, and other items of value included in or attributable to the Assets on or after the Closing Date shall belong to Shepard Newco, all as allocated in accordance with Section 9.02 hereof.
     9.04 Reservation of Claims Against Third Parties.
     Seller shall be entitled to all amounts included or described within the Excluded Assets.
     9.05 Sales and Use Taxes and Fees; Recording Fees.
          (a) Seller shall pay for, transfer, sales and use Taxes and associated interest, penalties and all other costs occasioned by the sale of the Membership Interest, if applicable, and Seller shall pay all transfer, sales and use Taxes, and documentary, filing and recording fees required in connection with the filing and recording of the conveyances of the Assets from Trustee to Shepard Newco.
          (b) Buyer shall pay and bear all of the costs of filing and recording any and all documents affecting the Membership Interest and any title curative document filed of record in connection with the Closing. Buyer shall furnish to Seller a true, correct and complete copy of each document recorded by Buyer under the Agreement.
     9.06 Further Assurances.
     After the Closing, Seller and Buyer shall execute and deliver, or cause to be executed and delivered, such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto.
     9.07 Nonsurvival.
          (a) The representations and warranties contained in Sections 3.01 and 3.02, shall survive the Closing for a period of twelve (12) months from and after the Closing Date. No other representations and warranties contained in this Agreement shall survive Closing.

          (b) The covenants and agreements contained in Sections 4.02(a), 11.06, 11.11 and 11.12, as well as all of this Article IX shall survive the Closing for an indefinite period. All other covenants and agreements contained in this Agreement shall not survive the Closing.
     9.08 Shepard Newco’s Assumption of Liabilities and Related Indemnity.
          (a) Upon the organization of Shepard Newco, Shepard Holdings shall own the Membership Interest and, upon the conveyance to Shepard Newco of title to the Assets, Shepard Newco will be or may be liable for various obligations or contingent obligations based upon such ownership interest. Buyer is purchasing all of the Membership Interest. Buyer and Seller have agreed that, upon the occurrence of the Closing and Buyer’s acquisition of the Membership Interest, Shepard Newco shall be liable for all of the Assumed Obligations (as defined in Article XII); provided, however, that the allocation of any Losses attributable to the Assumed Obligations that relate to Pre-Closing Liabilities will be governed by Section 9.14.
          (b) At or before the Closing, Seller shall cause Shepard Newco, in a manner binding upon its successors and assigns as well as itself, to assume and agree to pay all Assumed Obligations by executing and accepting the conveyances in the forms of Exhibit E and Exhibit F hereto, and Buyer hereby agrees that it shall, and shall cause Shepard Newco to, indemnify, defend and hold harmless the Seller Indemnified Group from and against all Losses arising from or related to the Assumed Obligations, as more particularly provided in Section 9.12; provided, however, that the allocation of any Losses attributable to the Assumed Obligations that relate to Pre-Closing Liabilities will be governed by Section 9.14.
     9.09 Certain Unassumed Liabilities.
     After the Closing, as between Buyer and Shepard Newco, on the one hand, and Seller and Trustee, on the other hand, Seller and Trustee shall be responsible for all costs, expenses and Losses relating to the Excluded Assets, the 2001 Flood Litigation (as defined in Article XII) and the Browning Lumber Liabilities (as defined in Article XII) (collectively, the “Unassumed Liabilities”), and correspondingly Seller and Trustee shall retain the Browning Lumber Claims (as defined in Article XII) and the 2001 Flood Claims (as defined in Article XII).
     9.10 Confidentiality.
          (a) Buyer and Seller have entered into a Confidentiality Agreement dated August 24, 2006, which shall remain in full force and effect in accordance with the terms thereof and is incorporated herein by reference. Notwithstanding the provisions of such confidentiality agreement, (i) Buyer may disclose any information necessary for Buyer to (x) make adequate public disclosure as required under Laws after the Execution Date and (y) deal with debt rating agencies and its debt holders prior to the Closing; and Buyer and Seller shall keep confidential all aspects of the sale process of the Assets including the negotiation of this Agreement.

          (b) Subject to the terms of Article XI, and except in connection with the management of the Unassumed Liabilities, the 2001 Flood Claims and the Browning Lumber Claims, Seller shall keep confidential all aspects and terms of the transactions contemplated by this Agreement and, without the prior written consent of Buyer, shall not disclose such information to anyone other than its lending institutions, attorneys, directors, managers, partners, officers, employees, agents, contractors, advisors, Affiliates and representatives, except (1) as otherwise required by applicable Law, administrative process or any standards or rules of any stock exchange to which it or any of its Affiliates is subject, (2) for information which is available to the public or becomes available to the public other than as a result of a breach of this Section 9.10, and (3) to Persons that, prior to such disclosure, have agreed in writing to be bound by the terms of this Agreement, including with respect to subsequent release or transfer of confidential information. This Section 9.10 shall terminate upon the Closing, or if the Closing does not occur and this Agreement is terminated, then this Section 9.10 shall terminate on the first year’s anniversary of the Execution Date.
     9.11 Tax Matters.
          (a) Following the Closing, Buyer shall pay or cause to be paid prior to delinquency all ad valorem Taxes in respect of all of the Assets due for the current tax year and each subsequent tax year until all of the applicable Governmental Authorities have changed their respective records to show Shepard Newco as the owner of the Assets.
          (b) Buyer acknowledges that neither Seller nor Trustee is responsible in any way for the payment of severance or production Taxes payable in respect of the payments by Current Lessees for the sale of Minerals from the Assets, such matters being the responsibility of the respective Current Lessees as provided by applicable Laws or as set out in the Leases.
     9.12 Indemnification.
          (a) Buyer shall, and shall cause Shepard Newco to, indemnify, defend and hold harmless Seller, Trustee and the other members of the Seller Indemnified Group, from and against any and all Losses asserted against, resulting from, imposed upon or incurred by Seller, Trustee or other member of the Seller Indemnified Group as a result of, or arising out of, or related to (i) the breach of any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement (including Buyer’s representation and warranty under Section 3.02(f) with respect to broker’s fees, finder’s fees, agent’s commissions, or other similar forms of compensation in connection with this Agreement), and (ii) the Assumed Obligations.
          (b) Seller shall indemnify, defend and hold harmless Buyer, Shepard Newco and their respective attorneys, directors, trustees, managers, officers, employees, agents, contractors and representatives (“Buyer Indemnified Group”), from and against all Losses asserted against, resulting from, imposed upon or incurred by Buyer, Shepard Newco or other member of the Buyer Indemnified Group, as a result of, or arising out of, or related to (i) the breach of any of the representations, warranties, covenants or agreements of Seller contained in this Agreement (including Seller’s representation and warranty under Section 3.01(h) with respect to broker’s fees, finder’s fees, agent’s commissions, or other similar forms of compensation in connection with this Agreement), and (ii) the Unassumed Liabilities.
          (c) Notwithstanding anything to the contrary in this Agreement (but excluding specifically the liabilities described in Section 9.07(b) as surviving the Closing indefinitely and the Assumed Obligations and the Unassumed Liabilities, each of which survives Closing indefinitely), the liability of Seller and Buyer under this Agreement and any documents delivered in connection herewith or contemplated hereby shall be limited as follows: In no event shall any amounts be recovered from either Party by the other Party for a breach of any representation or warranty under this Agreement unless a written notice of claim specifying in reasonable detail the specific nature of the Losses and the estimated amount of such Losses (“Claim Notice”) is delivered to the other Party prior to the close of business on the first year’s anniversary of the Closing Date at 5:00 p.m., New York City time; provided, however, that any such representation or warranty that is the subject of a Claim Notice delivered in good faith in compliance with the requirements of this Agreement shall survive with respect only to the specific matter described in such Claim Notice until the earlier to occur of (A) the date on which a final nonappealable resolution of the matter described in such Claim Notice has been reached or (B) the date on which the matter described in such Claim Notice has otherwise reached final resolution.
          (d) The obligations of Buyer and Shepard Newco, set forth in Sections 9.08(b), 9.12(a) and 11.11(b), to indemnify, defend and hold harmless Seller, Trustee and the other members of the Seller Indemnified Group or any of them, shall be joint and several obligations of Buyer and Shepard Newco. Each of Buyer and Shepard Newco shall be liable for such obligations as a principal and not as a surety, guarantor or other accommodation party. Except for any matter with respect to which Buyer is seeking indemnification under Section 9.12(b) hereof and as otherwise provided in Section 9.14(b) hereof, to the maximum extent permitted by Law, Buyer hereby waives, and shall at Closing cause Shepard Newco to waive, any claim, right or remedy which it now has or hereafter acquires against the other that arises hereunder including, without limitation, any claim, remedy or right of subrogation, reimbursement, exoneration, contribution, indemnification, or participation in any claim, right or remedy of the Seller Indemnified Group or any of them against either of Buyer or Shepard Newco, whether or not such claim, right or remedy arises in equity, under contract, by statute or under common law. In addition, Buyer hereby waives, and shall at Closing cause Shepard Newco to waive, any right to proceed against the other, now or hereafter, for contribution, indemnity, reimbursement, and any other suretyship rights and claims, whether direct or indirect, liquidated or contingent, whether arising under express or implied contract or by operation of law, which either Buyer or Shepard Newco may now have or hereafter have as against the other with respect to such obligations until the obligation that is the subject of any claim by any of the Seller Indemnified Group is fully paid and finally discharged. Buyer also hereby waives, and shall at Closing cause Shepard Newco to waive, any rights of recourse to or with respect to any asset of the other until the obligation that is the subject of any claim by any of the Seller Indemnified Group is fully paid and finally discharged. As more particularly set forth in Section 11.09, all such obligations of Buyer and Shepard Newco shall be binding upon, and shall inure to the benefit of, the respective successors and assigns of such Persons.
     9.13 Indemnification Procedures.
     Neither Seller nor Buyer shall be entitled to duplicate indemnification for the same Loss under this Agreement, even if it is entitled to indemnification under more than one Section of this Agreement. The amount of an Indemnified Party’s (as defined in Article XII) indemnity claim for any Loss or claim shall be reduced for all purposes by the amount of insurance proceeds actually paid to or for the benefit of the Indemnified Party with respect to the Loss or claim (net of any collection costs); provided that such limitations shall not require the Party seeking indemnity to postpone or defer its claim against the other Party until resolution of any such insurance claim.
          (a) To make claim for indemnification under this Agreement, an Indemnified Party shall notify the Indemnifying Party (as defined in Article XII) of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Indemnification Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Party (a “Third Person Claim”), the Indemnified Party shall submit its Indemnification Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Person Claim and shall enclose a copy of all papers (if any) served with respect to the Third Person Claim; provided that the failure of any Indemnified Party to give notice of a Third Person Claim as required by this Section shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to defend effectively against the Third Person Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the Third Person Claim.
          (b) In the case of a claim for indemnification based upon a Third Person Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days after its receipt of the Indemnification Claim Notice whether the Indemnifying Party admits or denies its obligation to indemnify the Indemnified Party against the Third Person Claim under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within such thirty (30) day period regarding whether the Indemnifying Party admits or denies its obligation, the Losses or claims for which the Indemnified Party is seeking indemnity shall be conclusively deemed an obligation of the Indemnifying Party hereunder. The Indemnified Party is authorized, prior to and during such (30) thirty day period, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party provide that it is not prejudicial to the Indemnifying Party.
          (c) If the Indemnifying Party admits its obligation, it shall have the right and obligation to defend diligently, at its sole cost and expense, the Third Person Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with any actions reasonably necessary to contest any Third Person Claim that the Indemnifying Party elects to contest (provided, however, that the Indemnified Party shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Party may at its sole cost and expense participate in, but not control, any defense or settlement of any Third Person Claim controlled by the Indemnifying Party. An Indemnifying Party shall not, without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, settle any Third Person Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Party’s liability with respect to the Third Person Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party) or (ii) imposes on the Indemnified Party any material non-financial obligation, or any financial obligation outside the scope of the Indemnifying Party’s indemnification obligations under this Agreement.
          (d) If the Indemnifying Party does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Person Claim, then the Indemnified Party shall have the right to defend against the Third Person Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its obligation and assume the defense of the Third Person Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its obligation for indemnification with respect to a Third Person Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Third Person Claim and (ii) if its obligation is so admitted, assume the defense of the Third Person Claim, including the power to reject the proposed settlement. If the Indemnified Party settles any Third Person Claim over the objection of the Indemnifying Party after the Indemnifying Party has timely admitted its obligation in writing and assumed the defense of the Third Person Claim, the Indemnified Party shall be deemed to have waived any right to indemnity therefor.
          (e) In the case of a claim for indemnification not based upon a Third Person Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Indemnification Claim Notice to: (i) admit its obligation for the applicable claims or Losses or (ii) dispute the claim for such claims or Losses. If the Indemnifying Party does not notify the Indemnified Party within such thirty (30) day period that it disputes the claim for such claims or Losses, the amount of such claims or Losses shall conclusively be deemed an obligation of the Indemnifying Party hereunder.
          (f) Any claim for indemnity under this Agreement by any member of the Buyer Indemnified Group must be brought and administered by Buyer or its Successors and any claim for indemnity under this Agreement by any member of the Seller Indemnified Group must be brought and administered by Seller or its successors. No Indemnified Party other than Buyer and Seller shall have any rights against either

Seller or Buyer under the terms of this Agreement except as may be exercised on its behalf by Buyer or Seller pursuant to this Section.
     9.14 Limitation of Liability; Special Provisions as to Pre-Closing Liabilities; Insurance.
          (a) None of Buyer, Seller, Trustee or Shepard Newco shall be liable to Buyer, Seller, Trustee or Shepard Newco, or any Affiliate of any of them, under any circumstances for consequential, exemplary, punitive, or indirect damages or Losses of any kind or nature of such party, under any theory of tort, contract, or equity or indemnity, and each party expressly releases the other therefrom. Without limiting the respective liabilities of Buyer, Seller, Trustee or Shepard Newco pursuant to this Agreement, none of the employees, officers, trustees, board members or constituent parties of any of Buyer, Seller, Trustee or Shepard Newco shall be liable for any of the obligations of its related entity under this Agreement, or for any Losses of any kind suffered by any Person related to the Assets, Assumed Obligations, Unassumed Liabilities or the transactions contemplated by this Agreement.
          (b) As to any third party claims relating to Pre-Closing Liabilities (as defined in Article XII) (“Pre-Closing Claims”) and subject to the limitations stated herein, Seller, on the one hand, and Buyer and Shepard Newco, on the other, agree to allocate and pay any and all Losses resulting from or incurred in the defense of such Pre-Closing Claims as follows: (i) Buyer or Shepard Newco shall make a good faith effort to recover the Losses from one or more of the Current Lessees or any former lessees under Leases or parties to Contracts that may be deemed responsible for such Losses; (ii) with respect to Pre-Closing Claims that Buyer or Shepard Newco receive notice of prior to the fifth (5th) year’s anniversary of the Closing Date, the first Twenty Million Dollars ($20,000,000.00) of such Losses, to the extent such Losses are not paid pursuant to Section 9.14(b)(i) above and are covered by the Pre-Closing Liabilities Insurance Policy (as defined in Article XII), will be paid from the Pre-Closing Liabilities Insurance Policy and Buyer will pay any applicable deductible under the Pre-Closing Liabilities Insurance Policy; (iii) with respect to Pre-Closing Claims that Buyer or Shepard Newco receive notice of, and give such notice to Seller, prior to the twelfth year’s anniversary of the Closing Date, to the extent such Losses are not paid pursuant to Sections 9.14(b)(i) or (ii) above, Seller and Buyer or Shepard Newco will pay up to Ten Million Dollars ($10,000,000.00) of such Losses on an equal basis (half by Seller, on the one hand, and half by Buyer and Shepard Newco, on the other hand), provided, however, that Buyer and Shepard Newco shall consult Seller prior to agreeing with any Person to make a payment pursuant to this Section 9.14(b)(iii); and (iv) Buyer and Shepard Newco shall pay any Losses relating to Pre-Closing Claims that are not paid pursuant to Sections 9.14(b)(i), (ii) or (iii) above.
          (c) Buyer agrees to purchase an insurance policy substantially in the form of Exhibit J hereto (the “Pre-Closing Liabilities Insurance Policy”). Buyer agrees to keep the Pre-Closing Insurance Policy in place and current until the fifth (5th) year’s anniversary of the Closing Date. Buyer agrees that Buyer shall pay any premiums, deductibles and other fees or expenses associated the Pre-Closing Liabilities Insurance

Policy. Buyer or Shepard Newco shall deliver to Seller written notice of any Pre-Closing Claim specifying in reasonable detail the specific nature of the Losses and the estimated amount of such Losses within thirty (30) days of receiving written notice of such Pre-Closing Claim. Seller’s responsibility for Losses resulting from third party claims relating to Pre-Closing Liabilities shall terminate upon a failure of Buyer or Shepard Newco to notify Seller of a Pre-Closing Claim pursuant to this Section 9.14(c). Buyer or Shepard Newco may from time to time amend a notice delivered pursuant to this Section 9.14(c) to reflect a change in the estimated amount of the Losses described in such notice. If the Buyer or Shepard Newco wishes to transfer all or any part of or any interest in the Assets to a third party (a “Successor Owner”), (x) and the transfer is of all or substantially all of the Assets, then Buyer or Shepard Newco shall require, as a condition of any such transfer, that the Successor Owner assume and agree to be bound by the allocation of responsibility for Pre-Closing Claims set forth in Section 9.14(b), including the obligation to ensure that a further successor to the Successor Owner assume and agree to be bound by such obligations, such that any Successor Owner or further successor is in no better position than Buyer and Shepard Newco; or (y) and the transfer is of less than substantially all of the Assets, then Buyer or Shepard Newco shall either require the Successor Owner to agree to the conditions specified in subpart (x) or indemnify any member of the Seller Indemnified Group against any Losses that such member suffers from the failure to require such conditions of the Successor Owner; provided that no transfer of any kind shall relieve the Buyer or Shepard Newco of their obligations under this Agreement.
ARTICLE X
TERMINATION OF AGREEMENT
10.01 Termination.
     This Agreement and the transactions contemplated hereby may be terminated at or before the Closing in the following instances:
          (a) By Seller, if the conditions set forth in Section 7.01 and 8.02(b) are not satisfied in all material respects or waived as of the Closing.
          (b) By Buyer, if the conditions set forth in Section 7.02 and 8.02(a) are not satisfied in all material respects or waived as of the Closing.
     10.02 Liabilities Upon Termination.
          (a) In the event this Agreement is terminated by Buyer under Section 10.01(b) because of Seller’s material breach of this Agreement, and Buyer is not in material breach hereof, the Deposit shall be promptly returned to Buyer and Buyer may, at its option, (i) be entitled to recover actual damages suffered or incurred solely as a result of Seller’s material breach or (ii) if Seller’s material breach would be cured by specific performance, then Buyer may seek specific performance of Seller’s obligations under this Agreement.

          (b) In the event this Agreement is terminated by Seller under Section 10.01(a) because of Buyer’s material breach of this Agreement, and Seller is not in material breach hereof, then Seller may at its option (i) in consideration of holding the Assets or the Membership Interest off the market and refraining from dealing with others concerning the Assets or the Membership Interest and as liquidated damages in lieu of all other damages, retain the Deposit; the Parties hereby acknowledge that the extent of damages to Seller occasioned by such breach or default or failure to proceed by Buyer would be impossible or extremely impractical to ascertain and the amount of the Deposit is a fair and reasonable estimate of such damages under the circumstances; or (ii) return the Deposit to Buyer and seek specific performance of Buyer’s obligations under this Agreement.
ARTICLE XI
MISCELLANEOUS
     11.01 Notices.
     All notices and communications required or permitted under this Agreement shall be sufficiently given, effective upon receipt, if personally delivered in writing or if mailed, by registered or certified mail, postage prepaid, or if communicated by facsimile machine, if directed to and actually received by the Parties addressed as follows:

Seller:	With a copy to:

The Andrew W. Mellon Foundation	The Andrew W. Mellon Foundation
140 East 62nd Street	140 East 62nd Street
New York, New York 10021	New York, New York 10021
Attn: John Hull	Attn: General Counsel & Secretary

Facsimile: 212-759-8015	Facsimile: 212-813-9108

and

Mayer, Brown, Rowe & Maw LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: John J. Gearen

Facsimile: 312-706-8707

and

Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street, Suite 3400,
Houston, Texas 77002

Attention: Kevin L. Shaw

Facsimile: 713-238-4665

Buyer:	With a copy to:

NRP (Operating) LLC	NRP (Operating) LLC
C/O Natural Resource Partners	C/O Natural Resource Partners
Suite 300, 1035 Third Avenue	Suite 3600
Huntington, West Virginia 25727	601 Jefferson Street
Attn: Nick Carter	Houston, Texas 77002
Attn: Wyatt Hogan

Facsimile: 304-522-5401
Facsimile: 713-751-7517
Any Party may, by written notice so delivered to the other, change the address or individual to which delivery shall thereafter be made.
     11.02 Amendments.
     Except as otherwise provided herein, this Agreement may be amended or modified at any time and in all respects, or any obligation may be waived, only by an instrument in writing designated as an amendment or modification and executed by Buyer and Seller in the case of amendment or modification, or, in the case of a waiver, by a written instrument designated as a waiver and executed by the Party to whom the obligation was owed.
     11.03 Assignment.
     Prior to Closing, neither Buyer nor Seller may assign all or any portion of its rights or delegate all or any portion of its duties hereunder without the prior written consent of the other Party and any such attempted assignment shall be void and of no force or effect in connection with this Agreement; provided, however, that this Section 11.03 shall not prevent Seller from performing its obligations prior to the Closing through the actions of Trustee, Shepard Holdings or Shepard Newco, as applicable, or after the Closing, through the actions of Trustee or Shepard Holdings.
     11.04 Table of Contents/Headings.
     The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.
     11.05 References.
     References made in this Agreement, including use of a pronoun, shall be deemed to include, where applicable, masculine, feminine, singular or plural,

individuals, partnerships, limited liability companies, or corporations. As used in this Agreement, “Person” shall mean any natural person, corporation, partnership, limited liability company, trust, trustee, estate, Governmental Authority or other legal entity. As used in this Agreement, “including” shall mean “including, without limitation,” wherever applicable.
     11.06 GOVERNING LAW; VENUE; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.
          (a) THIS AGREEMENT, OTHER DOCUMENTS DELIVERED PURSUANT HERETO AND THE LEGAL RELATIONS BETWEEN THE PARTIES AND DISPUTES ARISING OUT OF THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCLUDING ANY CONFLICT OF LAW PROVISIONS THEREOF. THE VALIDITY, EFFECT AND CONSTRUCTION OF MATTERS AFFECTING THE TITLE TO, OR OWNERSHIP OF, THE ASSETS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WEST VIRGINIA.
          (b) ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY DOCUMENT REQUIRED TO BE EXECUTED AT THE CLOSING, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY SHALL BE BROUGHT AND MAINTAINED IN THE COURTS OF THE STATE OF NEW YORK SITTING IN THE CITY AND THE COUNTY OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED, HOWEVER, THAT (i) ANY SUIT SEEKING ENFORCEMENT AGAINST ANY PROPERTY MAY BE BROUGHT IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY MAY BE FOUND AND (ii) ANY SUIT RELATED TO THE VALIDITY, EFFECT AND CONSTRUCTION OF MATTERS AFFECTING THE TITLE TO, OR OWNERSHIP OF, THE ASSETS MAY BE IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY IS LOCATED.
          (c) EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE CITY AND THE COUNTY OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION; PROVIDED, HOWEVER, THAT (i) ANY SUIT SEEKING ENFORCEMENT AGAINST ANY PROPERTY MAY BE BROUGHT IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY MAY BE FOUND AND (ii) ANY SUIT RELATED TO THE VALIDITY, EFFECT AND CONSTRUCTION OF MATTERS AFFECTING THE TITLE TO, OR OWNERSHIP OF, THE ASSETS MAY BE IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY IS LOCATED. BUYER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT

THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT BUYER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, BUYER HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER DOCUMENTS REQUIRED TO BE EXECUTED AT THE CLOSING.
          (d) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY DOCUMENT REQUIRED TO BE EXECUTED AT THE CLOSING, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY. BUYER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER DOCUMENT REQUIRED TO BE EXECUTED AT THE CLOSING TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR SELLER ENTERING INTO THIS AGREEMENT AND TRUSTEE ENTERING INTO THE JOINDER, AND EACH SUCH OTHER DOCUMENT REQUIRED TO BE EXECUTED AT THE CLOSING.
     11.07 Announcements.
     Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued at or prior to the Closing concerning this Agreement or the transactions contemplated hereby. Except as may be required by applicable Laws or the applicable rules or regulations of any Governmental Authority or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other Party.
     11.08 Entire Agreement.
     This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions, correspondence, offering materials, maps and prior agreements and understandings relating to such subject matter, whether oral or written.

     11.09 Parties in Interest.
     This Agreement shall be binding upon, and shall inure to the benefit of the Parties hereto and, except as otherwise prohibited, their respective successors and permitted assigns; and nothing contained in this Agreement, express or implied, is intended to confer upon any other Person or entity any benefits, rights or remedies (except as to Buyer Indemnified Group and Seller Indemnified Group, in each case as expressly provided in this Agreement).
     11.10 Waiver.
          (a) The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach thereof, shall not constitute a waiver of any provision of this Agreement or limit the Party’s right thereafter to enforce any provision or exercise any right.
          (b) Each Party acknowledges that it has read and understands the terms of this Agreement, and the other agreements and instruments executed and delivered at the Closing and has had the opportunity to consult with legal, tax, accounting, engineering, and scientific counsel and advisers of its choice concerning the meaning and effect thereof. No Party has relied upon any other Party or its counsel or advisers with respect to the meaning or effect of any such agreement or instrument.
     11.11 Disclaimer of Warranties; Limitations on Recourse.
          (a) Except as specifically provided in this Agreement and the Joinder, Buyer acknowledges on behalf of Shepard Newco and itself that neither Seller nor Trustee nor any third party has made any representation or warranty, express or implied, with respect to the accuracy, completeness or materiality of any information, data or materials of any kind, written or verbal, now, heretofore or hereafter furnished to Buyer, including materials in the Data Room, the New Phase I, and the Supplemental Title Materials, and Buyer on behalf of Shepard Newco and itself waives any claim to the contrary. Buyer acknowledges that any reliance by Buyer on any such information, data or materials shall be at Buyer’s sole risk. Buyer acknowledges that Buyer is an experienced and knowledgeable investor in assets like the Assets and is making this purchase based on its own independent investigation and judgment.
          (b) Except as specifically provided in this Agreement, the Joinder, Exhibit E and Exhibit F, Buyer acknowledges on behalf of Shepard Newco and itself that it is accepting all of the Assets “as is, where is” without any warranties whatsoever as to any portion of the Assets with respect their merchantability, their absence of defects, hidden or otherwise, or their fitness for Buyer’s purpose or for any other purpose, including their ordinary use, and Buyer on behalf of Shepard Newco and itself waives any claim to the contrary and agrees to, and shall cause Shepard Newco to, release, indemnify, defend and hold Seller harmless from any and all damages, claims, losses, liabilities, penalties, fines, liens, judgments, costs and expenses whatsoever (including attorneys’ fees and costs), whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with the physical condition of the Assets or any Law applicable thereto, whether or not arising during the period of, or in connection with, Trustee’s ownership of all or any part of the Assets; provided, however, that the allocation of any Losses attributable to the Assumed Obligations that relate to Pre-Closing Liabilities will be governed by Section 9.14.
          (c) THE PARTIES’ ATTENTION IS DIRECTED TO CERTAIN PROVISIONS OF THIS AGREEMENT WHICH REQUIRE THE PARTIES TO INDEMNIFY, DEFEND AND HOLD SELLER INDEMNIFIED GROUP OR BUYER INDEMNIFIED GROUP (AS THE CASE MAY BE) HARMLESS. SUCH PROVISIONS SHALL BE APPLICABLE WHETHER OR NOT THE LOSSES, COSTS, EXPENSES, AND DAMAGES IN QUESTION AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE, CONCURRENT, SIMPLE, OR SOLE NEGLIGENCE OR STRICT LIABILITY OF ANY INDEMNIFIED PARTY OR ANY OTHER THEORY OF LIABILITY, WHETHER IN LAW (COMMON OR STATUTORY) OR EQUITY. THE PARTIES HEREBY ACKNOWLEDGE THAT THIS STATEMENT IS CONSPICUOUS.
          (d) Excluding for this purpose the Unassumed Liabilities, the 2001 Flood Claims and the Browning Lumber Claims, no claim shall be brought by Buyer or Shepard Newco against Seller or Trustee for breach or default by Seller or Trustee under this Agreement unless the amount of damages allowed under this Agreement and claimed by Buyer or Shepard Newco to have been caused by such breach exceeds the Threshold Amount.
          (e) No amount shall be recovered from Seller or Trustee for the breach of any of Seller’s or Trustee’s representations, warranties or covenants, to the extent that Buyer had actual knowledge of such breach at or prior to the Closing.
          (f) Seller’s covenants and agreements to use reasonable efforts to assist Buyer in certain post-Closing matters shall never obligate Seller to assume or acknowledge any liability or responsibility of any kind including the payment of money, but shall instead be at Buyer’s cost.
          (g) Buyer and Seller each acknowledge that they shall have no right to postpone or cancel the Closing on account of any changes in market conditions; commodity prices; including the market prices for Minerals or Timber; labor unrest and strikes; acts of war or civil unrest; restrictions or prohibitions on imports or exports; or shortages of materials and labor that postpone or cancel the development of the Assets or restrict or curtail the operations of Current Lessees; or any other factor that might affect the value or use of the Assets.
          (h) If the Buyer or Shepard Newco wishes to transfer all or any part of or any interest in the Assets to a Successor Owner, (x) and the transfer is of all or substantially all of the Assets, then Buyer or Shepard Newco shall require, as a condition of any such transfer, that the Successor Owner assume and agree to be bound by the allocation of responsibility for the limitations of liability set forth in Section 11.11, including the obligation to ensure that a further successor to the Successor

Owner assume and agree to be bound by such obligations, such that any Successor Owner or further successor is in no better position than Buyer and Shepard Newco; or (y) and the transfer is of less than substantially all of the Assets, then Buyer or Shepard Newco shall either require the Successor Owner to agree to the conditions specified in subpart (x) or indemnify any member of the Seller Indemnified Group against any Losses that such member suffers from the failure to require such conditions of the Successor Owner; provided that no transfer of any kind shall relieve the Buyer or Shepard Newco of their obligations under this Agreement.
     11.12 Arbitration.
     Disputes arising under Article VI, if any, and only such disputes, shall be exclusively and finally settled by arbitration in accordance with this Section 11.12. Either Party may submit such a dispute, controversy or claim to arbitration by notice to the other Party.
          (a) The arbitration proceedings shall be conducted in New York, New York, unless the dispute concerns the validity, effect and construction of conveyances affecting the title to the Real Property Interests, in which case the proceedings shall be conducted in Charleston, West Virginia.
          (b) The arbitration shall be heard and determined by an arbitrator selected by the Parties who has experience with the subject matter of the dispute. If the Parties can not agree on the selection of an arbitrator one shall be selected by any person sitting as a judge in senior status on the United States District Court for the Southern District of New York.
          (c) The arbitrator may not award consequential, punitive or similar damages. The arbitrator shall conduct the arbitration in a period not to exceed forty-five (45) days and shall render a decision on the first Business Day following thirty (30) days after the conclusion of the arbitration.
          (d) Each Party shall pay its own expenses in connection with the arbitration but the compensation and expenses of the arbitrators shall be borne in such manner as may be specified in the arbitral award.
          (e) Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the courts of the State of New York or, in disputes that concern the validity, effect and construction of conveyances affecting the title to the Real Property Interests, the courts of the State of West Virginia, shall apply to and be binding in any arbitration proceeding conducted under this Section 11.12.
     11.13 Recitals, Exhibits and Schedules.
     All Recitals, and all Exhibits and Schedules attached to or specifically referred to in this Agreement are incorporated into and made a part of this Agreement.

     11.14 Counterparts.
     This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.
     11.15 Expenses of Sale.
     Except as otherwise specifically provided herein, each Party to this Agreement shall pay its own expenses (including without limitation, the fees and expenses of their respective agents, brokers, representatives, counsel and accountants) with respect to the negotiation, execution and the delivery of this Agreement and the consummation of the transactions under this Agreement.
     11.16 Severance of Invalid Provisions.
     In case of a conflict between the provisions of this Agreement and the provisions of any applicable Laws, the provisions of the Laws shall govern over the provisions of this Agreement. If, for any reason and for so long as, any clause or provision of this Agreement is held by a court of competent jurisdiction to be illegal or unenforceable under any present or future Law (or interpretation thereof), the remainder of this Agreement shall not be affected by such illegality or invalidity. Any such invalid provision shall be deemed severed from this Agreement as if this Agreement had been executed with the invalid provision eliminated.
     11.17 Independent Representation.
     Each Party has had the benefit of independent representation with respect to the subject matter of this Agreement. No provision of this Agreement shall be construed more strictly against one Party than the other Party by reason that one or the other Party proposed, drafted or modified such provision or any other existing or proposed provision.
ARTICLE XII
DEFINITIONS
     12.01 Definitions.
     “2001 Flood Claims” means any and all Losses, claims, causes of action or legal rights, whether existing now or accruing in the future and including without limitation claims in contribution or indemnity and claims under the common law or at equity, of Seller, Trustee or Shepard Newco against any Person related to the 2001 Flood Litigation.
     “2001 Flood Litigation” means the litigation originating in those certain civil actions named Averson v. Bluestone filed July 26, 2002 in the Boone County Circuit

Court (Civil Action No. 02-C-135) and Hale v. Black Wolf filed April 29, 2002 in the McDowell County Circuit Court (Civil Action No. 02-C-90), each of which named Key Centurion Bancshares, Inc., a predecessor of Trustee, as a defendant and were consolidated with numerous other cases filed in several West Virginia counties arising out of a July 8, 2001 flood event. The consolidated flood litigation is on file in the Circuit Court of Raleigh County, West Virginia under the file name of In Re Flood Litigation (Civil Action No. 02-C-797) but has been divided into trial groups based upon the residence of plaintiffs and the location of defendants’ operations in particular river watersheds in West Virginia.
     “Adjusted Purchase Price” means the Purchase Price less the aggregate amount of Downward Adjustments, as provided in Article V, and, the Withheld Amount, as provided in Article VI.
     “Affiliate”, as to the Party specified, means any Person controlling, controlled by, or under common control with such Party. The term “control” as used in the preceding sentence means, with respect to a corporation, the right to exercise voting rights, directly or indirectly, with respect to fifty percent (50%) or more of the shares of any class of securities with voting rights of the corporation, and with respect to any Person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person.
     “Agreement” shall have the meaning set forth in the Preamble to this Agreement.
     “Assignment” shall have the meaning set forth in Section 8.02(a)(ii).
     “Assumed Obligations” means (i) all liabilities, obligations and Losses arising before or after the Closing Date asserted by any Person under or with respect to the Assets, including the Lands, Leases, Timber, Contracts, personal property, fixtures and improvements described in Section 1.02(e), and the Records, excluding Unassumed Liabilities and liabilities arising out of a breach by Seller of any representation or warranty under this Agreement prior to the first year’s anniversary of the Closing Date; and (ii) Buyer’s ad valorem Taxes with respect to the Assets on and after the Closing Date.
     “Browning Lumber Claims” means any and all Losses, claims, causes of action or legal rights, whether existing now or accruing in the future and including without limitation claims in contribution or indemnity and claims under Environmental Laws, the common law or at equity, of Seller, Trustee or Shepard Newco against any Person related to the Browning Lumber Site.
     “Browning Lumber Liabilities” means any and all Losses, costs, expenses, liabilities, damages, natural resource damages or response actions relating to the release or threat of release of hazardous substances on or at the Browning Lumber Site at or prior to the Closing Date but excluding any of the above relating to the release or threat of release of hazardous substances on or at property other than the Browning

Lumber Site that have migrated to the Browning Lumber Site, whether such migration occurs before or after the Closing Date.
     “Browning Lumber Site” means the approximately 16.43 acres of real property near the Town of Bald Knob, Boone County, West Virginia located approximately 1/5-mile north of the confluence of Rock Lick Branch and Pond Fork and approximately 1/2-mile south of the Town of Greenwood, West Virginia.
     “Business Day” means each calendar day except Saturdays, Sundays and U.S. Federal holidays.
     “Buyer” shall have the meaning set forth in the Preamble to this Agreement.
     “Buyer Indemnified Group” shall have the meaning set forth in Section 9.12(b).
     “Casualty Loss” shall have the meaning set forth in Section 5.01.
     “Claim Notice” shall have the meaning set forth in Section 9.12(c).
     “Closing” shall have the meaning set forth in Section 8.01.
     “Closing Date” shall have the meaning set forth in Section 8.01.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Confidential Landowner Materials” means the following, if and to the extent Shepard Newco, Seller or Trustee has them in their possession: seismic, geophysical or other similar information or data or interpretative analysis, Mineral reserves estimates, mine plans, maps, abstracts, surveys, production records and other technical data, geological information and other data prepared by or for any Current Lessee and provided to Seller, Trustee or Shepard Newco under the terms of the leases and other Contracts, which Seller has determined cannot be disclosed to Buyer prior to the Closing, but will be owned by Shepard Newco, as lessor, after Closing.
     “Consultants” means Hill Street and, as to (1) coal-related matters, Jack Lawson of Marshall Miller & Associates, Inc., and Andrew E. Fox, President of Fox Management & Consulting, LLC; (2) oil and gas-related matters, Andrew E. Fox, President of Fox Management & Consulting, LLC; (3) timber related matters, Daniel M. Parker of Tillinghast & Neely Consulting Foresters; and (4) as to environmental matters, Peter Lawson of Marshall Miller & Associates, Inc.
     “Contracts” shall have the meaning set forth in Section 1.02(e).
     “Current Lessees” means (i) the lessees, licensees, permittees, tenants, grantees of easements and other occupants of a portion of the Real Property Interests pursuant to an instrument listed on Exhibit B or (ii) a Person currently in possession of a portion of the Real Property Interests.

     “Data Room” means the electronic data room organized at the request of Trustee and Seller containing copies of documents pertaining to the Assets and located at https://datasite.merrillcorp.com as of November 24, 2006.
     “Deposit” shall have the meaning set forth in Section 2.01(b).
     “Downward Adjustment” shall have the meaning set forth in Section 6.01(d).
     “Environmental Law” means, as the same have been amended to the Execution Date, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701, et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001, et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the West Virginia Water Pollution Control Act, W. Va. Code §§ 22-11-1, et seq.; the West Virginia Hazardous Waste Management Act, W. Va. Code §§ 22-18-1, et seq.; the West Virginia Solid Waste Management Act, W. Va. Code §§ 22-15-1, et seq.; the West Virginia Underground Storage Tank Act, W. Va. Code §§ 22-17-1, et seq.; the West Virginia Groundwater Protection Act, W. Va. Code §§ 22-12-1, et seq.; and the West Virginia Air Pollution Control Act, W. Va. Code §§ 22-5-1, et seq. and all similar Laws as of the Execution Date of any Governmental Authority having jurisdiction over the Asset in question addressing pollution or protection of the environment and all regulations implementing the foregoing.
     “Excluded Assets” means following:
          (a) the Excluded Records;
          (b) the 2001 Flood Claims and the Browning Lumber Claims;
          (c) all rights, titles, claims, and interests of Seller or Trustee (i) under any bond posted and paid for by Seller or Trustee unless Seller or Trustee was reimbursed for the cost thereof pursuant to this Agreement, in which case, such right, title, claim, or interest shall be part of the Assets, or (ii) to any insurance or condemnation proceeds or awards relating to casualty or condemnation of property prior to the Closing Date;
          (d) claims of Seller or Trustee for refund of or loss carry forwards or credits with respect to Taxes attributable to the Assets with respect to any period prior to the Closing Date;
          (e) all amounts due or payable to Seller or Trustee as adjustments or refunds under the Lease Interests and the Contracts relating to the Assets with respect to any period prior to the Closing Date;

          (f) all amounts due or payable to Seller or Trustee as adjustments to insurance premiums related to the Assets with respect to any period prior to the Closing Date;
          (g) all proceeds, benefits, income, or revenues accruing with respect to the Assets, prior to the Closing Date as allocated in accordance with Section 9.02 hereof, and
          (h) all cash held by Trustee or Seller as of the Closing Date.
     “Excluded Records” means Seller’s or Trustee’s (i) attorney-client privileged communications or any attorney work product documents (other than title opinions and other materials pertaining to title defects or deficiencies in the Data Room or included in the Supplemental Title Materials), (ii) any legal, Tax or financial files, (iii) competing bids pertaining to the sale of the Assets or the Membership Interest, and (iv) economic analyses associated with the purchase, sale or exchange of the Assets or the Membership Interest.
     “Execution Date” shall have the meaning set forth in the Preamble to this Agreement.
     “Governmental Authorities” means any Federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.
     “Hill Street” means Hill Street Capital LLC.
     “Holdings Membership Interest” shall have the meaning set forth in the Recitals to this Agreement.
     “including” shall have the meaning set forth in Section 11.05.
     “Indemnification Claim Notice” shall have the meaning set forth in Section 9.13(a).
     “Indemnifying Party” means any Person or Party providing an indemnity as provided in this Agreement.
     “Indemnified Party” means any Person or Party to whom an indemnity is issued as provided in this Agreement.
     “Joinder” means that section of this Agreement wherein Trustee has made certain representations, warranties and covenants in order to induce Buyer to enter into this Agreement.
     “Lands” shall have the meaning set forth in Section 1.02(a).

     “Laws” means any law, statute, ordinance, decree, requirement, order, judgment, rule, or regulation of, including, but not limited to, the terms of any license or permit issued by any Governmental Authority.
     “Lease” and “Leases” shall have the meaning set forth in Section 1.02(b).
     “Lease Interests” shall have the meaning set forth in Section 1.02(b).
     “Losses” means all losses, debts, liabilities, obligations, claims, awards, settlements, judgments, damages, costs, and expenses (including without limitation reasonable attorneys’ fees, court costs, and related costs, including costs of investigation).
     “Marshall Miller Report” means that certain “Updated Geological Evaluation of the Coal Resources on the Shepard Trust Property, Boone County, West Virginia” dated September 14, 2006, prepared by the Energy & Mineral Resources Group of Marshall Miller & Associates, Inc.
     “Material Adverse Effect” means any actual or prospective change, development, or effect (individually or in the aggregate), which has or could reasonably be expected to have (as the context requires) a material and adverse effect on the condition or operation of the Assets, taken as a whole, and has the effect of reducing the value of the Assets, taken as a whole, by an amount that is equal to or greater than One Million One Hundred Thousand Dollars ($1,100,000.00).
     “Material Environmental Condition” means a condition on, at or under an Asset (whether one or more), with respect to the air, land, soil, surface, subsurface strata, surface water, ground water or sediments which requires investigation, remediation or other action under Environmental Laws, including without limitation, the release, threat of release or presence of any hazardous substance or waste to or in any environmental media such that investigation, remediation or other action is required under Environmental Laws.
     “Membership Interest” shall have the meaning set forth in the Recitals to this Agreement.
     “Mineral” or “Minerals” means and includes, both individually and collectively, coal, oil, gas well gas, casinghead gas, coal bed methane, condensate, natural gas liquids and other liquid or gaseous Minerals and all components of any of them and shall also refer to any other minerals of every kind and character which may exist on, under or within, or which may be covered by or included in the Assets.
     “New Phase I” means, collectively, the “Modified Phase I Environmental Site Assessment” of the Lands, prepared by Marshall Miller & Associates, Inc., dated October 27, 2006, and the three supplemental letters prepared by Marshall Miller & Associates, Inc., two of which are dated November 3, 2006, and one of which is dated November 21, 2006, copies of which were provided to Buyer prior to the Execution Date.

     “Party” means Buyer or Seller, and their respective successors and permitted assigns.
     “Parties” means Buyer and Seller, and their respective successors and permitted assigns, either individually or collectively.
     “Person” shall have the meaning set forth in Section 11.05.
     “Permitted Encumbrances” means the following:
     (1) liens for taxes, fees, charges, contributions, recapture payments or assessments not yet due or not yet delinquent or, if delinquent, that are being contested in good faith in the ordinary course of business;
     (2) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Assets if the same are customarily obtained subsequent to sale or conveyance;
     (3) easements, rights-of-way, servitudes, permits, patents, surface leases, riparian rights and other rights in respect of surface operations, pipelines, mining, farming, grazing, logging, canals, ditches, feeders, laterals, reservoirs or the like; conditions, covenants or other restrictions; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, public or private, recorded or unrecorded, under, on, over or in respect of any of the Lands;
     (4) all other liens (choate or inchoate), charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Assets that are not such as to have in the aggregate a Material Adverse Effect, provided that this paragraph (4) does not include encumbrances consisting of mortgages, deeds of trust, pledges or security interests;
     (5) the terms and conditions of all leases, agreements, declarations, orders, instruments, and documents described in or referred to in this Agreement and the exhibits, schedules, or attachments to this Agreement (including Lease Interests and the Contracts, and documents described or referred to in such leases, agreements, declarations, orders, instruments and documents), in the terms and conditions of all documents listed on Exhibit K, the Supplemental Title Materials or in conveyancing documents in the forms of Exhibit E and Exhibit F executed by Trustee and Seller prior to the Closing; and
     (6) rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all applicable Laws.
     “Pre-Closing Claims” shall have the meaning set forth in Section 9.14(b).
     “Pre-Closing Liabilities” means all liabilities, obligations and Losses arising out of acts, omissions, facts or circumstances that occurred or existed before the Closing Date under or with respect to the Assets asserted by any third party. Pre-Closing Liabilities does not include any Unassumed Liabilities.
     “Pre-Closing Liabilities Insurance Policy” shall have the meaning set forth in Section 9.14(c).
     “Purchase Price” shall have the meaning set forth in Section 2.01(a).
     “Real Property Interest,” “Real Property Interests”, “RPI’s” and “RPI” shall have the meaning set forth in Section 1.02(b).
     “Records” shall have the meaning set forth in Section 1.02(h).
     “Seller” shall have the meaning set forth in the Preamble to this Agreement.
     “Seller Indemnified Group” shall have the meaning set forth in Section 4.02(a).
     “Seller’s Knowledge” means the actual knowledge, without any duty of additional inquiry, of John E. Hull and Thomas J. Sanders, on behalf of Seller.
     “Settlement Statement” shall have the meaning set forth in Section 2.03.
     “Shepard Holdings” shall have the meaning set forth in the Recitals to this Agreement.
     “Shepard Newco” shall have the meaning set forth in the Recitals to this Agreement.
     “Successor Owner” shall have the meaning set forth in Section 9.14(c).
     “Supplemental Title Materials” means the supplemental documents and materials pertaining to title to the Assets, a copy of which was provided to Buyer prior to the Execution Date, that supplement the title-related materials found in the Data Room.
     “Taxes” means all Federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding Taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.
     “Third Person Claim” shall have the meaning set forth in Section 9.13(a).
     “Threshold Amount” means $50,000.00.
     “Timber” shall have the meaning set forth in Section 1.02(d).
     “Trustee” shall have the meaning set forth in the Recitals to this Agreement.

     “Trustee’s Knowledge” means the actual knowledge, without any duty of additional inquiry, of Carol H. Fletcher, on behalf of Trustee.
     “Unassumed Liabilities” shall have the meaning set forth in Section 9.09.
     “Withheld Amount” shall have the meaning set forth in Section 6.01(e).

     IN WITNESS WHEREOF, Buyer and Seller have executed this Agreement the day and year first above written.

SELLER: THE ANDREW W. MELLON FOUNDATION
By:	/s/ John E. Hull
	Name:	John E. Hull
	Title:	Financial Vice President and Chief Investment Officer

BUYER: NRP (OPERATING) LLC
By:	/s/ Nick Carter
	Name:	Nick Carter
	Title:	President and COO

JOINDER
     Trustee executes this Joinder for the sole purpose of making the following representations, warranties and covenants:
A. Representations and Warranties.
     Trustee makes the following representations and warranties which shall be true and correct as of the execution of this Agreement and as of the Closing:
     (1) JPMorgan Chase Bank, N.A. is a national banking association, duly organized, validly existing and in good standing under applicable state and Federal banking Laws.
     (2) Trustee has all requisite corporate power and authority to carry on its business as presently conducted and to enter into and to perform its obligations under this Agreement.
     (3) The execution, delivery, and performance of this Joinder and the transactions contemplated hereby have been duly and validly authorized by all necessary action, if any, on the part of Trustee. No consent or approval of any Person is required for the execution, delivery and performance by Trustee of this Joinder, except such consents and approvals as have already been obtained.
     (4) This Joinder has been duly executed and delivered on behalf of Trustee this Joinder constitutes, and at the Closing will constitute, a legal, valid and binding obligation of Trustee, enforceable in accordance with its terms.
     (5) The representations and warranties contemplated by this Joinder will not violate, or be in conflict with, the governing documents of Trustee or any material provision of any agreement or instrument to which Trustee is a party, and, to Trustee ‘s Knowledge, will not violate or be in conflict with any material provision of any Law applicable to Trustee.
     (6) There are no claims, demands, actions, suits, governmental inquiries, or proceedings pending or, to Trustee’s Knowledge, threatened, against Trustee, Seller, Shepard Holdings or Shepard Newco and pertaining to the Assets that would reasonably be expected to have a Material Adverse Effect.
     (7) Trustee has not commenced or completed negotiations for, or entered into, any agreement pertaining to the possible exercise of the renewal term on or before December 31, 2007, by the Current Lessee under the terms of that certain Amendment of Agreement of Lease, effective as of January 1, 1978, by and between Eastern Associated Coal Corp. and Charleston National Bank, as trustee, as such lease has been amended or modified from time to time.
     (8) There are no claims, demands, actions, suits, governmental inquiries, or proceedings pending or, to Trustee’s Knowledge, threatened, against Trustee, Seller

Shepard Holdings or Shepard Newco and pertaining to the Assets that would reasonably be expected to have a Material Adverse Effect or that will or can reasonably be expected to hinder or impede materially the consummation of the transactions contemplated by the Agreement.
     (9) Trustee is not a “foreign person” within the meaning of Section 1445 of the Code.
     (10) There are no bankruptcy, reorganization, or arrangement proceedings served on, being contemplated by, or, to Trustee’s Knowledge, pending or threatened against Trustee or Seller.
     (11) Trustee has made no outstanding agreement or other commitment to make expenditures in respect of the Assets in excess of Threshold Amount, which will be binding on Buyer or Shepard Newco following the Closing.
     (12) During the period Trustee has held title to the Lands, Trustee has caused to be timely filed all tax returns with respect to the Assets, and there is no dispute of claim concerning any Tax liability. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax returns required to be filed by Seller or the Trustee, and all Taxes due with respect to the Assets have been paid. Trustee has paid or caused to be paid the first installment of ad valorum Taxes pertaining to the Lands for the current tax year.
     (13) Trustee does not operate any mine, well, pipeline or other facilities on the Real Property Intertests for the extraction, processing or transportation of coal, oil, gas or other Minerals, or the harvesting, milling, or processing of Timber. To Trustee’s Knowledge, Trustee, Seller, Shepard Holdings and Shepard Newco have obtained all consents, approvals, certificates, licenses, permits, and other authorizations of Governmental Authorities required by or of Trustee or Shepard Newco to own the Assets.
     (14) To Trustee’s Knowledge, Trustee does not have any liabilities with respect to the Assets or that will be otherwise binding on Buyer after the Closing except (1) those disclosed in the Agreement, in the documents and other materials in the Data Room or in writing pursuant to this Agreement, and (2) liabilities that would not have a Material Adverse Effect on the Assets.
     (15) Trustee has not entered into any contract to sell, assign, convey or transfer any right or title to, or interest in, the Assets (acknowledging, however, the existing rights of Current Lessees under the Leases, counterparties under the Contracts and the grantees or assignees under the instruments listed in Part II of Exhibit A of the Agreement).
     (16) Trustee has good title to the Assets (other than the Lands), free and clear of any liens, claims, charges, options, or other encumbrances of any nature, except for Permitted Encumbrances and the interests reserved by the Trustee in the conveyances to Shepard Newco, and except as would not have a Material Adverse Effect. As of the

Closing, Trustee shall have conveyed the Lands to Shepard Newco, by special warranty deed, substantially in the form of Exhibit F to the Agreement, free and clear of any liens, claims, charges, options, or other encumbrances of any nature, except for Permitted Encumbrances and the interests reserved by the Trustee in the conveyances to Shepard Newco, and except as would not have a Material Adverse Effect. To Trustee’s Knowledge, Exhibit B, Exhibit C, Part II of Exhibit A and Exhibit K list all easements, rights-of-way, servitudes, permits, patents, surface leases, riparian rights and other rights in respect of surface operations, pipelines, mining, farming, grazing, logging, canals, ditches, feeders, laterals, reservoirs or the like; conditions, covenants or other restrictions; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, public or private, affecting the Lands, except for such rights and interests as would not have a Material Adverse Effect.
     (17) Except as to the extent that it would not have a Material Adverse Effect and except as disclosed in the New Phase I, there are no pending or, to the Trustee’s Knowledge, threatened claims, demands, actions, administrative proceeding or lawsuits against the Trustee with respect to the Assets under any Environmental Laws and, to the Trustee’s Knowledge, there are no violations of Environmental Laws with respect to the Assets and none of the Assets is subject to any outstanding injunction, judgment, order, decree or ruling, under any Environmental Laws. Trustee has not received notice that it is or may be a potentially responsible party under CERCLA or any analogous state law in connection with any site included within the Assets and actually containing or used for the treatment, storage or disposal of Hazardous Substances.
     (18) To Trustee’s Knowledge, the Leases on Exhibit B (i) constitute all of the leases related to the Lands to which Trustee, or, to Trustee’s Knowledge, any predecessor in interest to Trustee, is a party that are in effect as of the Execution Date and (ii) are in full force and effect in accordance with their respective terms and conditions. To Trustee’s knowledge, each party thereto has performed all obligations required to be performed by it under such Leases, except where such non-performance would not have a Material Adverse Effect. To Trustee’s knowledge, Trustee is not in default under any of its obligations under such Leases, except where such default would not have a Material Adverse Effect.
     (19) To Trustee’s Knowledge, the Contracts on Exhibit C (i) constitute all of the contracts related to the Lands to which Trustee, or to Trustee’s Knowledge, any predecessor in interest to Trustee is a party that are in effect as of the Execution Date and (ii) are in full force and effect in accordance with their respective terms and conditions. To Trustee’s knowledge, each party thereto has performed all obligations required to be performed by it under such Contracts, except where such non-performance would not have a Material Adverse Effect. To Trustee’s knowledge, Trustee is not in default under any of its obligations under such Contracts, except where such default would not have a Material Adverse Effect.

B. Covenants.
     Trustee covenants and agrees with Buyer that, during the period beginning with the Execution Date and ending at time at which Trustee conveys the Assets to Shepard Newco:
     (1) To the extent reasonably within Trustee’s control:
       (a) Subject to the rights of the Current Lessees and of other parties to any coal wheelage or other Contracts to which the Assets are subject, Trustee shall manage the Assets in accordance with Trustee’s past practices, in material compliance with all applicable Laws;
       (b) Except for the transfer of the Assets to Shepard Newco, and except for the transactions and operations entered into during the normal course of business which would not reasonably be expected to have a Material Adverse Effect on the Assets, and subject to clause (c) of this Section B.(1), Trustee shall refrain from taking any action, without the prior written consent of Buyer, to sell, dispose of, distribute, encumber or enter into any agreement or arrangement for the sale, disposition, distribution or encumbrance of, the Assets or enter into any transaction that causes Trustee’s ownership interest in the Lands to be any less than that as of the Execution Date, or any of such interests to be decreased or burdened or encumbered in any manner different than as contemplated herein, except to the extent that Minerals are produced and sold from the Assets during the course of normal operation by any of the Current Lessees;
       (c) Except for transactions, operations and other matters described on Exhibit C, Trustee shall not to, enter into any contract or commitment or assume or incur any obligation with respect to the Assets involving expenditures or a related series of expenditures in excess of the Threshold Amount without the prior written consent of Buyer;
       (d) Without Buyer’s prior written consent, Trustee shall not terminate, extend, amend, modify or otherwise change any Lease or Contract in a manner that would reasonably be expected to have a Material Adverse Effect; and
       (e) Other than with respect to Excluded Assets and Unassumed Liabilities, Trustee shall not settle, compromise or waive any claims or rights of value individually or in the aggregate in excess of the Threshold Amount relating to the Assets.
Buyer acknowledges that Trustee has been and Shepard Newco is or shall be the successor-in-interest to the lessor under various mining Leases, oil and gas Leases and other Leases burdening and comprising certain of the Assets, and Buyer agrees that the acts or omissions of the Current Lessees under such Leases shall not constitute a violation of the provisions of this Section B.(1).

     (2) Promptly after learning thereof, Trustee shall notify Buyer of any suit, action or other proceeding before any Governmental Authority and any cause of action which relates to the Assets or which would reasonably be expected to result in impairment or loss of Trustee’s interest in any portion of the Assets or the value thereof in excess of the Threshold Amount or which would reasonably be expected to hinder or impede in a material way the consummation of the transactions contemplated hereby.
     (3) Promptly after learning thereof, Trustee shall notify Buyer in writing of (i) any Casualty Loss; or (ii) any written notice received by Seller alleging a default by Trustee under any material Contract or Lease that would reasonably be expected to exceed the Threshold Amount.
C. Nonsurvival.
     (1) The representations and warranties of Trustee contained in this Joinder shall survive the Closing for a period of twelve (12) months from and after the Closing Date.
     (2) The covenants of Trustee contained in this Joinder shall terminate as of the Closing.
     (3) No other representations, warranties covenants and agreements contained in the Agreement shall be enforceable against Trustee.
     Trustee execution of this Joinder is to be effective as of the Closing Date.

TRUSTEE:

J.P.	MORGAN CHASE BANK, N.A., as trustee under that certain indenture dated December 31, 1951, by and among Alisa M. Bruce, et al, and The Charleston National Bank, as trustee, as amended and otherwise modified from time to time

By:	/s/ Carol H. Fletcher
	Name:	Carol H. Fletcher
	Title:	Vice President and Real Property Manager